AGENIX

AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

SEC#82-5258

11 December 2007

SUPPL

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange on 11 December 2007

We are providing copies of the announcements by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Erica Headlam
Accountant

AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel: +61 (0) 7 3370 6396
Fax: +61 (0) 7 3370 6370
Website: www.agenix.com

RESULTS FROM ANNUAL GENERAL MEETING - 11 December 2007

In accordance with Section 251AA of the Corporations Act, the following information is provided to the ASX in relation to the Resolutions passed by members of Agenix Limited at its Annual General Meeting held on Tuesday 11 December 2007.

All resolutions as set out in the Notice of Meeting dated 2 November 2007 were passed on a show of hands.

Resolution 1 - Adoption of Remuneration Report

The total number of votes exercisable by all proxies validly appointed was 13,811,653.

Instructions in respect of the total number of proxies received were:

Instructions	Number of Votes	Percentage of Total Lodged
For	10,427,896	72.89%
Against	1,543,300	10.79%
Open	1,840,457	12.86%
Abstain	494,304	3.46%

The Resolution was passed on a show of hands.

Resolution 2 - Re-election of Dr Andre Lamotte as a Director

The total number of votes exercisable by all proxies validly appointed was 14,068,812.

Instructions in respect of the total number of proxies received were:

Instructions	Number of Votes	Percentage of Total Lodged
For	11,510,815	80.46%
Against	816,928	5.71%
Open	1,741,069	12.17%
Abstain	237,145	1.66%

The Resolution was passed on a show of hands.

Resolution 3 - Re-election of Mr Karl Schlobohm as a Director

The total number of votes exercisable by all proxies validly appointed was 14,074,937.

Instructions in respect of the total number of proxies received were:

Instructions	Number of Votes	Percentage of Total Lodged
For	11,574,140	80.90%
Against	769,728	5.38%
Open	1,731,069	12.10%
Abstain	231,020	1.62%

The Resolution was passed on a show of hands.

Resolution 4 - Re-election of Mr Jonathan Zhang as a Director

The total number of votes exercisable by all proxies validly appointed was 14,014,957.

Instructions in respect of the total number of proxies received were:

Instructions	Number of Votes	Percentage of Total Lodged
For	12,241,618	85.57%
Against	42,250	0.30%
Open	1,731,069	12.10%
Abstain	291,020	2.03%

The Resolution was passed on a show of hands.

Resolution 5 - Re-election of Mr Anthony Lee Vui Han (Lee) as a Director

The total number of votes exercisable by all proxies validly appointed was 14,014,937.

Instructions in respect of the total number of proxies received were:

Instructions	Number of Votes	Percentage of Total Lodged
For	12,190,784	85.22%
Against	93,084	0.65%
Open	1,731,069	12.10%
Abstain	291,020	2.03%

The Resolution was passed on a show of hands.

Resolution 6 - Appointment of BDO Kendalls as Auditors

The total number of votes exercisable by all proxies validly appointed was 14,148,471.

Instructions in respect of the total number of proxies received were:

Instructions	Number of Votes	Percentage of Total Lodged
For	12,327,902	86.17%
Against	89,500	0.63%
Open	1,731,069	12.10%
Abstain	157,486	1.10%

The Resolution was passed on a show of hands.

Resolution 7 - Approval of Previous Issues of Securities

The total number of votes exercisable by all proxies validly appointed was 14,040,986.

Instructions in respect of the total number of proxies received were:

Instructions	Number of Votes	Percentage of Total Lodged
For	10,586,214	74.00%
Against	1,651,203	11.54%
Open	1,803,569	12.61%
Abstain	264,951	1.85%

The Resolution was passed on a show of hands.

Resolution 8 - Approval of Employee Option Plan

The total number of votes exercisable by all proxies validly appointed was 11,932,719.

Instructions in respect of the total number of proxies received were:

Instructions	Number of Votes	Percentage of Total Lodged
For	8,457,554	68.73%
Against	1,691,458	13.74%
Open	1,783,707	14.50%
Abstain	373,218	3.03%

The Resolution was passed on a show of hands.

Resolution 9 - Grant of Options to Neil Leggett (CEO and Managing Director)

The total number of votes exercisable by all proxies validly appointed was 11,946,872.

Instructions in respect of the total number of proxies received were:

Instructions	Number of Votes	Percentage of Total Lodged
For	7,679,948	53.68%
Against	2,513,217	17.57%
Open	1,753,707	12.26%
Abstain	2,359,065	16.49%

The Resolution was passed on a show of hands.

Resolution 10 - Grant of Options to Karl Schlobohm (Company Secretary / Director)

The total number of votes exercisable by all proxies validly appointed was 13,949,872.

Instructions in respect of the total number of proxies received were:

Instructions	Number of Votes	Percentage of Total Lodged
For	9,675,238	67.63%
Against	2,470,927	17.27%
Open	1,803,707	12.61%
Abstain	356,065	2.49%

The Resolution was passed on a show of hands.

AGENiX Bio-Pharmaceutical (Shang

SHRG Bio-Pharma Development, Inc.

YSY Pharmaceutical Co., Ltd.

December 2007

AGENiX

SHRG

AGENiX(SH) – SHRG – YSY

- AGENiX
- AGENiX Bio-pharmaceutical (Shanghai) Co., Ltd.
- SHRG Biopharma Development, Inc.
- SHRG pipeline
- YSY Pharmaceutical
- YouHeDing background
- YouHeDing marketing

AGENiX

- Agenix is a public traded company, listed on ASX since 1987 and it employs a strategic blend of biotechnology investment in research and development of ThromboView®, an innovative blood-clot imaging technology.



AGENiX at Brisbane

AGENiX

SHRG
上海瑞广

AGENiX (Shanghai)

- AGENiX formed a Wholly Owned Foreign Enterprise (WOFE) - AGENiX (Shanghai), in Shanghai, China on May 25, 2007.
- AGENiX (Shanghai) reorganized SHRG Biopharma and YSY Pharmaceutical in June, 2007.
- AGENiX (Shanghai) manages representative offices in Beijing, Shanghai, Guangzhou and Chongqing (in planning), China.
- AGENiX (Shanghai) with SHRG Biopharm is to work with first class medical universities to strengthen its R&D in anti-viral and anti-cancer fields.

AGENiX（Shanghai）Office Locations

BJ



SH



GZ


OFFICE

BJ office



SH office



GZ office



AGENiX(Shanghai) - SHRG


AGENiX Limited
AGENiX(上海)
有限公司
各地办事处
上海瑞广(SHRG)
益生源(YSY)
北京
上海
广州
重庆
第二军医大学药学院
战略合作联盟
上海瑞金医院集团

SHRG Biopharma

- SHRG was incorporated in July 2001 in Shanghai, China.
- SHRG is focused on new drug development with specialties in clinical, regulatory management and marketing research.
- SHRG consists of skilled professionals in synthetic process, clinical planning and commercialization partnering.
- Since 2001, SHRG has built a strategic alliance with Pharmacy College of Shanghai 2nd Military Medical University and Shanghai Ruijin Hospital Group in anti-viral research and development.
- With join efforts, SHRG has successfully developed and manufactured a patent protected product for anti-HBV, 优贺丁™.

AGENIX SHRG

AGENiX(Shanghai)- SHRG pipeline

Product	Type Drug	Stage of Development	Initiate Ph. I Trails	File New Drug Reg w/SFDA	Market Product Launch
YouHeDing (anti-HBV drug)	Adefovir Dipivoxil	Approved	2003	2005	2007
Anti-HBV drug program	L-nucleotide	Pre-clinical	2008	2009 / 2010	2010
Anti-liver cancer drug candidate (BEL-7402)	Acyclic nucleotide	Pre-clinical	2009	2011	2012
Anti-colon cancer drug candidate (HCT-116)	Acyclic nucleotide	Pre-clinical	2009	2011	2011
Anti-HIV drug candidate (TG-10)	Natural product integrase inhibitor	Pre-clinical	2010	2012	2013
Anti-flu/avian flu	Neuraminidase inhibitor	Pre-clinical	TBD	TBD	TBD

AGENiX(Shanghai)- SHRG Manufacturing site - YSY

- GMP in August 2005.
- YSY is conveniently located outskirt of Shanghai, (about 45 minutes from downtown)
- Size:
  - 33.6 acres of land or 22,378 M^2
  - 45% green areas
  - 4 main buildings totaling of 8,387 M^2
- Capacity:
  - 4 production lines: tablet, oral liquid, granule and aerosol
  - 50 million tablets for 优贺丁™



equipment



GMP plant



Admin. building



QC lab



Equipment

AGENiX SHRG 上药

AGENiX(Shanghai)-SHRG

优贺丁™

（an adefovir dipivoxil table

优贺丁 You He Ding

AGENiX

SHRG 上药瑞广

优贺丁™ R&D process

- Preclinical is completed by Pharmacy College of Shanghai 2nd Military Medical University;
- Phase I clinical is completed by Peking Union Hospital of China Medical University;
- Phase II/III clinical is managed and completed by Shanghai Ruijin Hospital Group;
- Large quantity manufacturing is developed with Pharmacy College of Shanghai 2nd Military Medical University.

AGENIX SHRG

优贺丁™ work flow

- August 2002: applied and classified by SFDA as Category I new drug for clinical research.
- December 2002: filed for patent with SIPO.
- April 2003: SFDA approved for clinical.
- June 2003: 3 patents entered disclosure agreement process with SIPO.
- April 2003 – October 2003: Phase I completed.
- February 2004 – June 2005: Phase II/III completed.
- March 2004: 3 patents issued by SIPO.
- October 2007: new drug approval granted by SFDA.
- November 2007: entered exclusive distribution with Sinopharm(SH) for RMB50 million for 2008.

AGENiX SHRG

Patents

中国第一个获得自主知识产权的阿德福韦酯

Triclinic crystal structure


发明专利证书

拥有自主知识产权的成熟合成工艺

Unique synthetic process


发明专利证书

优贺丁TM structures



b
a
c
P
O
N
H
C

阿德福韦酯单晶原子排列图



a
c
b
P
O
N
H
C

阿德福韦酯单晶的单位晶胞堆积图

优贺丁™ Development Awards

- 2005 – awarded by Shanghai High-Tech Development Commission
- 2004 – awarded by **project 863*** from Ministry of Science and Technology
- 2003 – received science grant from Shanghai Science Development Fund
- 2002 – R&D project of the year by Shanghai Science Commission
  - Project 863: The National High Technology Research and Development Program of China (863 Program) was launched in March 1986 by the government of China with the aim of enhancing China's international competitiveness and improving China's overall capability of R&D in high technology.

AGENIX SHRG 上海瑞广

优贺丁™ Advantages

- First awarded national patent in China
- Innovatively medically used crystal structure
  - Unique triclinic structure
  - Single x-ray diffraction by Fudan University Analytical Testing Center：P-1 space with triclinic structure
- New synthetic process
  - high recovery rate: 5 step vs. conventional 7 step
- Low toxicity in animal testing
- Only Adefovir Dipivoxil project awarded and financially funded by project 863 by Ministry of Science and Technology.
- Continuously suppression in viral development
- Safely tolerated

AGENiX SHRG 上海瑞广

优贺丁™ Clinical Summ

AGENiX

SHRG
上海瑞广

优贺丁™ Phase I

Clinical Sites

- **Peking Union Hospital of China Medical University**
- **Southern Hospital of 1st Military Medical University**
  - Both are SFDA certified clinical trial sites.

AGENiX SHRG 上海瑞广

Phase IA

- A single center, randomized, double-blind, placebo-controlled tolerance phase I study, with a single, gradually-increased dose in Chinese healthy male adult volunteers to evaluate YouHeDing's safety and tolerance after an oral administration of a 5mg, 10mg, 20mg, 30mg and 60mg single dose of YouHeDing.
- 40 healthy volunteers were randomized into 5 groups of different doses, 8 people per group. Blood and urine samples were taken from each participant at 24 hours, 96 hours after administration of a single dose of adefovir dipivoxil tablet for safety analysis.
- The conclusion from this trial was that all participants tolerated well single dose oral administration of YouHeDing with dosage from 5mg to 60mg.

Phase IB

- The pharmacokinetics of YouHeDing were evaluated in 12 healthy Chinese volunteers that were given a single dose of adefovir dipivoxil (5mg, 10mg. And 30mg cross).
- The absorption, distribution and elimination of YouHeDing in human bodies was evaluated. This randomized, open, 3-dosage (5mg, 10mg, and 30mg), 3x3 cross-cycle safety pharmacokinetic study in 12 healthy male volunteers (4 people each group) provided data for rational dosage design of the phase II/III study.
- The YouHeDing plasma concentration at 0 tp 48 hours after medication was processed with software WinNonLin.
- The conclusion from this trial was that YouHeDing was well tolerated among 12 participants at a single dose of 3 different dosages (5mg, 10mg, and 30mg).

AGENiX SHRG 上海瑞广

Phase IC

- Randomized, double-blind, placebo-controlled, single-center, phase I pharmacokinetic study evaluated the pharmacokinetics of multiple-dose YouHeDing (10mg, oral, once daily) in healthy volunteers, compared pharmacokinetic difference of single dose YouHeDing and multiple dose YouHeDing, and evaluated the safety and tolerance of continuous multiple dose YouHeDing in healthy volunteers.
- 12 of 15 healthy volunteers were given 10mg YouHeDing once daily 6 consecutive times within 7 days, with 3 of them on placebo. 2 of 8 male volunteers were given placebo. 1 of 7 female volunteers was given a placebo. Blood and urine samples were taken at 48 hours after administration, the 4th day of the study, and 48 hours after last administration for safety analysis.
- The conclusion from this trial was that 10mg dose of YouHeDing, given once-daily for 6 days (60mg adefovir dipivoxil in total) was safe and well-tolerated among 12 participants.

AGENiX SHRG

优贺丁™ Phase II/III

AGENiX

SHRG

上海瑞广

Clinical Sites

- ChangZhou No. 3 Hospital (JiangShu)
- GuLou Hospital (JiangShu)
- HuaXi Hospital (Sichuan)
- Jilin University No. 1 Affiliated Hospital (JiLin)
- Nanjing Medical University No. 1 Affiliated Hospital (JiangShu)
- People's Hospital (Beijing)
- PLA 302 Hospital (Beijing)
- Renji Hospital (Shanghai)
- Ruijin Hospital (Shanghai)
- Tianjin Infectious Disease Hospital (Tianjin)
- Zhejiang University No. 1 Affiliated Hospital (ZheJiang)

Clinical Design

- Phase II/III clinical trial for YouHeDing was designed as a multi-center, randomized, double-blind, placebo-controlled clinical trial to evaluate the efficacy and safety of 10mg Adefovir Dipivoxil tablet (YouHeDing) with placebo for the treatment of chronic hepatitis B (CHB). The total treatment lasted 48 weeks and was divided into 3 periods
  - Period 1 – multi-center, randomized, double blind, placebo-controlled clinical trial design. Patients were randomized into a "trial group" (n=160) or a "placebo group" (n=80) in a 2:1 ratio of 10mg of YouHeDing or placebo orally, once daily, for 12 weeks.
  - Period 2 – the YouHeDing and placebo treatment groups were all given open-labeled YouHeDing with 10mg tablets orally, once daily, for 12 weeks.
  - Period 3 – double blind again. Here the "trial group" patients from Period 1 were randomized to YouHeDing (n=120) or placebo (n=40) at a ratio of 3:1, and "placebo group" patients from Period 1 (n=80) continued on 10mg of YouHeDing daily. This phase of the trial lasted 24 weeks.
- Patients were divided into 3 groups according to the treatment order of YouHeDing or placebo they received:
  - Group A (n=40) were given YouHeDing + YouHeDing + placebo (YYP);
  - Group B (n=120) were given YouHeDing + YouHeDing + YouHeDing (YYY);
  - Group C (n=80) were given placebo +YouHeDing + YouHeDing (PYY).

Clinical Design

	阶段1 12周	阶段2 24周	阶段3 12周
A 组	n=40 优贺丁™ 10mgqd	n=40 优贺丁™ 10mgqd	n=40 Placebo
B 组	n=120 优贺丁™ 10mgqd	n=120 优贺丁™ 10mgqd	n=120 优贺丁™ 10mgqd
C 组	n=80 Placebo	n=80 优贺丁™ 10mgqd	n=80 优贺丁™ 10mgqd

Primary Efficacy Endpoints

- Mean change in serum HBV DNA from baseline
- Inhibition of HBV DNA
- HBV DNA undetectable

Mean change in serum HBV DNA



8.47
8.29
8.17
8.17
5.69
5.56
5.08
4.49
4.61
7.37
5.08
4.57
9
8
7
6
5
4
3
2
1
0
log10拷贝/ml
0周
12周
36周
48周
A组
B组
C组

治疗组在48周时（B组）

- HBV DNA中位数水平较基线时显著下降3.58 log10 copies/ml（P<0.01）

Inhibition of HBV DNA*



100%
80%
60%
40%
20%
0%
82.5%
75.8%
15.0%
85.0% 85.0%
78.8%
32.5%
82.5%
80.0%
12周
36周
48周
A组
B组
C组

治疗组在48周时（B组）

- **HBV DNA 有效抑制达 82.50% (P<0.01)**

*HBV DNA 有效抑制：HBV DNA水平下降到≤10^5拷贝/ml或下降≥2log10的病人比例

HBV DNA undetectable**



100%
80%
60%
40%
20%
0%
17.5%
25.8%
1.3%
37.5%
26.7%
28.8%
34.2%
31.3%
7.5%
12周
36周
48周
A组
B组
C组

治疗组在48周时（B组）

- **HBV DNA 转阴率 34.17% (P<0.01).**

**HBV DNA转阴：<1000拷贝/ml

Secondary Efficacy Endpoints

- Mean change in ALT
- ALT normalization
- HBeAg seroconversion
- Overall

Mean change in ALT


116.5
117.9
102.5
74
56.5
48.3
44
35.65
35.45
71.05
38.7
30.95
140
120
100
80
60
40
20
0
U/L
0周
12周
36周
48周
A组
B组
C组

治疗组在48时（B组）

- **ALT中位数水平显著下降至31.0U/L**

ALT normalization



100%
80%
60%
40%
20%
0%
37.8%
45.7%
20.6%
75.7%
68.9%
56.3%
28.6%
75.3%
64.1%
12周
36周
48周
A组
B组
C组

治疗组在48周时（B组）

- ALT 复常率为 75.25% (P<0.01).

HBeAg seroconversion


HBeAg 阴转率
16%
14%
12%
10%
8%
6%
4%
2%
0%
7.5%
9.7%
9.3%
15.0%
10.1%
13.9%
5.3%
6.4%
15.1%
12 周
36 周
48 周
A组
B组
C组


HBeAg血清转换率
14%
12%
10%
8%
6%
4%
2%
0%
7.7%
5.5%
5.3%
12.8%
8.2%
10.5%
2.6%
4.6%
9.2%
12 周
36 周
48 周
A组
B组
C组

治疗组在 48周时（B组）

- **HBeAg阴转率为 6.42%**
- 血清转换率**4.55%**

Overall



不良事件发生率（%）
100%
80%
60%
40%
20%
0%
15.0%
5.8%
1.3%
A组
B组
C组

不良反应发生率低，无证据表明存在肾脏安全性问题

A组不良事件发生率高主要与最后**12**周中停用优贺丁有关

Summary

- **<u>Proprietary synthetic process</u>**
  - ADV crystallization with absolute ethanol
  - impurity of raw ADV $\leqslant$ 1.6%
  - New 5-step synthesis process
  - Improved harvest rate (raw material) with catalysts including bromide and/or iodine (15% vs. 5-8%)
  - **New pattern of drug crystal**

- **<u>Clinically proven</u> Adefovir Dipivoxil**
  - Strong inhibition of HBV DNA showing a >2log drop
  - Effectiveness to inhibit HBV-DNA ($P<0.01$) at week 48 is 85%
  - % HBV-DNA turn-negative ($P<0.01$) at week 48 is 35%
  - ALT levels dropped >50%

AGENiX SHRG 上药瑞广

优贺丁 You He Ding

优贺丁™ Marketing

AGENiX

SHRG

- Market and Product Overview
- Key Issues
- Marketing Objectives
- Positioning Statement
- Key Marketing Strategies
- Key Tactical Programs
- Implementation Timeline
- 5 Year Sales

The anti-viral therapeutic drug market

- The anti-viral therapeutic drug market (wholesale value) is estimated at **RMB 2.7 Billion**.
- The anti-viral therapeutic drug market increased 7.2 % * in year 2006. **Nucleotide analogues** are driving market growth: **44.0% vs 2005**
- Heptodin, Hepsera, Baraclude, DaiDing are major competitors, with 24.3%, 4.9%, 3.9% and 6.0% market share respectively in 2006*.

**Source: IMS 16 cities, 2006 Q2 MAT*

Hepatitis B in China

- China has 130M HBV carriers
  - HBsAg positive prevalence: 9.09% of total population
- And 30M patients with Chronic Hepatitis B
- There are 2-3M new patients diagnosed annually

Source: Chinese Journal of Hepatic Disease

AGENiX SHRG 上药瑞广

Treatment Guideline (China)



CHB
Compensated Liver Disease
Decompensated liver disease, liver transplant, immuno-deficiency
Lamivudine, other nucleotide analogs if resistant to lamivudine
HBeAg positive
ALT < 2xULN
HBeAg negative
ALT ⩾ 2xULN HBV DNA ⩾ 1x10⁵copies/ml
Observation: ALT elevated or moderate–severe inflammation by liver histo-pathologic exam.
ALT ⩾ 2xULN HBV DNA ⩾ 1x10⁴copies/ml
Lamivudine, or adefovir dipivoxil or IFNα or PegIFNα-2a
Lamivudine, or adefovir dipivoxil or IFNα or PegIFNα-2a

Source: China CHB treatment guideline 2006

AGENiX SHRG

Market Size

2006 Total segment Market Growth Rate*: +7.2%



61.0%
24.3%
4.9%
3.9%
6.1%

		Growth Rate 2006
Heptodin	Lamivudine	3.5%
Hepsera	Adefovir Dipivoxil	225.5%
Baraclude	Entecavir	N/A
Daidin	Adefovir Dipivoxil	178.8%
Others		

*Source: IMS06Q2, 16cities.

AGENiX SHRG 上药瑞广

Market Analysis 1

Hepsera (Adefovir dipivoxil) – GSK

- Launched in September 2005
- Estimated total hospital sales of RMB 130 mil, 4.9% of J05B market, increased 225.5% in 2006
- Key marketing strategies and tactics:
  - Co-promotion with Heptodin sales team
  - First line treatment for CHB and patients with Heptodin resistance
  - Advertisement in medical journals and at medical congresses to further enhance brand awareness.
  - Direct-To-Consumer (DTC) campaign
- Key messages:
  - Long term treatment with low incidence of resistance
  - Improves key liver functions
  - First line treatment for CHB

Source:NRDL:N,RDL(BJ/SH/GZ):NSource:IMS06Q2,16cities.

Market Analysis 2

Heptodin (Lamivudine) – GSK

- Launched in 1999
- Estimated total hospital sales of RMB 649 mil, 24.3% of J05B market, increased 3.5% in 2006
- Key marketing strategies and tactics:
  - Advertisement in medical journals and at medical congresses to further enhance brand awareness.
  - DTC campaign
- Key messages:
  - First nucleotide analogue to enter the market

Source:NRDL:N,RDL(BJ/SH/GZ):NSource:IMS06Q2,16cities.

Market Analysis 3

Baraclude (Entecavir) – BMS

- Launched in November 2005
- Estimated total hospital sales of RMB 103 mil, 3.9% of J05B market
- Key marketing strategies and tactics:
  - Current promotion focus on first line cities (estimated 30 cities)
  - First line treatment on CHB and patients with Heptodin resistance
  - Advertisement in medical journals and medical congresses to further enhance brand awareness.
- Key messages:
  - Better inhibits HBV replication vs. Heptodin
  - Similar safety and tolerability profile as Heptodin

Source:NRDL:N,RDL(BJ/SH/GZ):NSource:IMS06Q2,16cities.

AGENiX

SHRG 上药瑞广

Market Analysis 4

DaiDing (Adefovir dipivoxil) – TJT

- Launched in mid 2005
- Estimated total hospital sales of RMB 163 mil, 6.1% of J05B market, increased 178.8% in 2006
- Key marketing strategies and tactics:
  - Focus on first line cities
  - Lower price: RMB 16 Yuan / Tablet (daily treatment)

Source:NRDL:N,RDL(BJ/SH/GZ):NSource:IMS06Q2,16cities.

AGENiX SHRG 上药瑞广

Market Analysis by Population

- 30,000,000 CHB patient in China
- Only 0.86% (256,000) of CHB patients are nucleotide users



Units,000
29,477
(99%)
256
(1%)
173,455
(69%)
26,425
(10%)
11,310
(4%)
44,670
(17%)
Other
Nucleotide Analog User
Nucleotide Analog
(Targeted Patients)
Heptodin
CHB patients
Hepsera
Patients with resistance to lamivudine and new diagnosed patients
Baraclude
Mainly new diagnosed patients with high incomes
DiaDing
New diagnosed patients and patients with resistance to lamivudine

Source:IMSdatalast12months

Market Analysis by Income



Brand (Daily Cost)
AntiHBV drugs market segmentation according to patient income
Baraclude (39Yuan)
Heptodine (16Yuan)
Hepsera (21Yuan)
YouHeDing (18Yuan)
Daiding (16Yuan)
0.17M
2.23M
27.60M
Income >RMB 3,000/month
Can afford >RMB 30/day treatment
Income RMB 1,001-3,000/month
Can afford RMB 10-30/day treatment
Income <RMB 1,000
Cannot afford >RMB 10/day treatment



Patient Allocation 2007
Units ,000
170 7.3%
43 1.9%
28 1.2%
57 2.4%
20 0.9%
2,002 86.3%
Heptodin
Hepsera
Baraclude
Daiding
YouHeDing
Others

By capturing only 0.9% of patients with income RMB 1,001-3,000 / month SHRG can hit sales target in 2007

AGENiX SHRG 上药瑞广

YouHeDing Pricing

Profile	
Trade Name:	**YouHeDing(优贺丁)**
Dosage Form:	10mg/Tab
Packaging:	14 Tabs/bottle
Approved Indication:	Chronic Hepatitis B
Pricing:	RMB 249.06/bottle RMB 17.79/tablet
SFDA Registration Approval:	2nd half, 2007
Launch:	Q4 2007

YouHeDing vs. Others

Product	Main Ingredient	Company	Presentation	Wholesale Price	Average daily dose	DCT (Patient Price)	DCT Index (vs Agenix /SHRG Product)
				RMB		RMB	
YouHeDing	**Adefovir dipivoxil**	**Agenix/ SHRG**	**Tablet (10mgx14/box)**	**about 219**	**10mg**	**about 18**	**100**
Heptodin	Lamivudine	GSK	Tablet (10mgx14/box)	195	100mg	16	90
Hepsera	Adefovir dipivoxil	GSK	Tablet (10mgx14/box)	256	10mg	21	118
Baraclude	Entecavir	BMS	Tablet (0.5mgx7/box)	237	0.5mg	39	219
DaiDing	Adefovir dipivoxil	TJT	Tablet (10mgx14/box)	190	10mg	16	88

YouHeDing Position

Heptodin (lamivudine)	*Resistance to YouHeDing is significantly lower*
Hepsera (adefovir dipivoxil)	*YouHeDing offers comparable efficacy and safety profile with very competitive pricing (18% lower)*
DaiDing (adefovir dipivoxil)	*YouHeDing is a patented product from Shanghai*
Baraclude (entecavir)	*YouHeDing has comparable efficacy / safety profile but much more affordable (119% lower)*

Marketing Strategy 1

- To establish YouHeDing as the first choice for treatment of CHB and lamivudine resistant patient with gastroerologist and hepatologist against Heptodin, Hepsera, and DaiDing by:
  - Academic promotion
    - Market orientation meetings in main cities (Beijing, Shanghai, Guangzhou, Chongqinq)
    - Emphasizing proven consistent efficacy and safety profile
    - Focusing on patented technology
    - A Shanghai-made patented product with lower and more affordable price
  - Develop and keep good relationship with KOLs
    - Youheding National Assistant Program
  - Quickly develop heavy prescribers
  - DTC campaign
  - Utilize strong governmental support and promotion

Marketing Strategy 2

To establish YouHeDing as an attractive product with sustained growth and significant potential to the sales team by:

- Quickly penetrate into 5 tier 1 regions (Northeast, North China, South China and Southwest China)
- Establish Patient Monitoring System (PMS)
- IP education
- Sales skill training
- Internal motivation (incentive) program
- Made-in-Shanghai promotion

Marketing Campaign 1

Core Marketing Strategy	Tactical Programs	Timing
Establish YouHeDing as the first choice for treatment of CHB to gastroerologist and hepatologist	Clinical trial summary meeting in Australia	Q4
	Round table meeting in BJ, SH, GZ, CQ	Sep
	Market orientation meeting in BJ,SH,GZ,CQ	Q4
	Medical Journal advertising	Year round
	National and local congress sponsorship	Year round
	Advisory board meeting (YouHeDing National Assistant Program)	Sep/Apr
	Hospital seminars	Year round
	CME	Year round
	Sponsorship for hospital/Dept.	Year round
	Promotional material & Gimmicks	Year round
	Heavy prescriber activities: Three Gorge, 110 doctors + 10 staff)	May-08
	Local city symposium	Year round
	Patient education (PMS) (ZJ/JS/GD/SH/BJ)	Year round

Market Campaign 2

Core Mktg Strategy	Tactical Programs	Timing
To establish YouHeDing as a sustainable, attractive product with huge potential to sales team	Internal motivational program for Reps with good sales performance (Top 10 Reps who achieve 100% sales target to attend National Infectious Disease Congress in Haikou, 1 day product training, 1 day attend congress, 1day trip)	Dec
	Youheding Q&A quick review	Jul/Jan
	Visiting factory (100 HDAC members)	Nov
	Clinical trial IV + Sample	Year round
	Selling skill training	Dec/Mar
	HDAC activities (278 HDAC members, mainly physicians)	Jan

AGENiX SHRG 上药集团

Market Projection

Quantitative

- To achieve RMB100 million in sales in fiscal year 2008.
  - November 2007, signed distribution agreement with Sinopharm(SH) for RMB50 million for year 2008
  - Own sales force is to complete with recruitment for 50 staff by year end 2007
- Achieve accumulated revenue near RMB1billion, net profit RMB300million for the first 5-year (end of 2007 – 2012).

Projected Returns

- 5-year accumulated revenue near 1 billion RMB
- Net profit near 300 million RMB



RMB (millions)
300
250
200
150
100
50
0
-50
2007
2008
2009
2010
2011
2012
Revenue
Tax
Net profit

AGENIX

Agenix

AGM

11 December 2007

Neil Leggett
CEO and Managing Director

The Agenix Business Today


Agenix Ltd
Agen Biomedical Ltd
Agenix Bio-Pharmaceutical (Shanghai) Co., Ltd
Protein Therapeutic/ Monoclonal Antibody Development (including ThromboView)
SHRG
YSY

Agen Biomedical Facility – Brisbane, Australia






A Platform on which to create a Bio-Pharmaceutical force in China

AGENIX

- Offers early revenue and profit from the launch of its China patented hepatitis B virus (HBV) drug, but also provides:
  - An outstanding existing product development pipeline for China and potentially other Asian countries.
  - An ongoing collaboration with leading research and medical institutions which could provide additional opportunities.
  - A manufacturing facility with unused capacity even when the HBV drug is at maximum production volume.
  - The formation of a distribution network through which other products could be sold.

ThromboView Project

AGENIX

- Completed a Phase II clinical trial in DVT
- Phase II clinical trial in PE underway in USA and Canada

AGEN BIOMEDICAL

What is ThromboView®?

AGENIX

- Fab' fragment (48.5kDa) of humanised monoclonal antibody 3B6/22
- Technetium-99m labeled
- Scintigraphic detection of thrombi (DVT, PE and others)


SH
SH
+
99mTc
99mTc
S
Fab´- SH
Fab´- 99mTc

ThromboView® Images VTE



Sup
R
L
73
Inf
184%

Pulmonary Emboli

Phase Ib Study Result:
High concordance with CTPA for PE detection

Deep Vein Thrombi

Phase II Study Result:
Overall accuracy of 92% for proximal DVT



Partner Expectations

AGENIX

- PE is the indication of interest, not DVT
  - In 2005 there was insufficient data in the key indication
- Sensitivity and specificity data important (comparable to CTPA, the clinically relevant reference standard)
  - Phase I study recruited only PE – positive patients
- Earlier imaging time
  - Phase I study images taken at 4 hours

Phase II PE Study

AGENIX

- Study Design
  - Phase II, open label, non-randomised, multi-centre, single dose study
  - Evaluate detection and exclusion of PE in patients for whom there is a moderate to high clinical suspicion of PE
  - 99mTc-ThromboView® SPECT vs CTPA, ThromboView® scan at 2.5 hrs
  - N=50 patients
  - Live phase began September 2007
  - Image data available by June 2008

- Study Objectives
  - Confirm imaging efficacy of ThromboView in population of suspected PE patients
    - Sensitivity and specificity in a population using unambiguous CTPA as the reference standard
  - Further evaluate the safety and tolerability of ThromboView® in this patient population
  - Establish optimum image acquisition parameters and interpretation guidelines and to evaluate the diagnostic utility of image post-processing techniques.

Clinical Development Programme Summary

- Three Phase I studies complete n = 69
  - Healthy volunteers, DVT & PE
- One Phase II DVT study complete n = 82
- One Phase II PE ongoing

- *Total of 151 VTE patients or healthy volunteers administered a single dose of ThromboView® to date*
- *Excellent safety – no immunogenicity, no attributable SAE's or binding to other tissues*
- *Related AEs have been mild to moderate in severity, transient in nature & resolved completely*

Indication/Product Pipeline



--------Clinical Trials----------
research
preclinical
phase I
phase II
phase III
registration
market
99m Tc - hu3B6
DVT Dx
PE Dx
Recurrent DVT
Arterial/AF
Monitor Therapy/Rpt Dose
ICU Setting
hu3B6 + alternate tag
PET (ANSTO)
MRI/US

Summary

AGENIX

- ThromboView® is a novel functional thrombus imaging agent
  - Patented technology
  - Marker for active clot
  - All rights owned by Agen
- No other targeted thrombus imaging agent in development
- Commercial manufacturing processes installed in multi-national CMO's
- Large patient database (n=151) supports safety and efficacy
- Significant unmet market need for VTE diagnosis
- Large and growing market

ThromboView® Objectives 2008

AGENIX

- Complete Phase II PE trial and data analysis
- Package clinical and regulatory data for out-license
- Support value-adding exploratory studies
  - Alternate imaging modality
  - Niche clinical indications supported by public funding
- Partner ThromboView® prior to Phase III studies

END